SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)[1]

SeaChange International, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
811699107
(CUSIP Number)
Karen Singer, 212 Vaccaro Dr., Cresskill, NJ 07626, 212-845-7977
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________________

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 pages

CUSIP No.	811699107	13D/A4	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,067,616
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
6,067,616
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	811699107	13D/A4	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,067,616[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
6,067,616[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%
14	TYPE OF REPORTING PERSON*
OO

_______________________________

[2] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC.

[3] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC.

SCHEDULE 13D/A4

This constitutes Amendment No. 4 (the “Amendment No. 4”) to the statement on Schedule 13D filed by the undersigned. This Amendment No.4 amends the Schedule 13D as specified herein.

Item 4.     Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On December 22, 2021 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Issuer and Triller Hold Co. LLC, a Delaware limited liability company (“Triller”), as condition to its willingness to enter into and perform its obligations under the Merger Agreement, Triller has entered into a Support Agreement with the Issuer’s stockholders as of the date of the Merger Agreement (“Support Agreement”). TAR Holdings, Inc., believing that the merger with Triller is an attractive opportunity for SeaChange, Inc. to maximize value, entered into the Support Agreement to express its support for the merger. Pursuant to the Terms of the Support Agreement the Reporting Person, among other obligations, shall, except as permitted, not directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of (each, a “Transfer”), or agree to effect a Transfer of, any or all of the Reporting Person’s subject shares. The foregoing description is qualified in its entirety by reference to the complete text of the: Support Agreement, that is attached hereto as Exhibit 99.1, and is incorporated herein by reference; and the Merger Agreement, that is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on December 22, 2021, and is incorporated herein by reference.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

TAR Holdings, LLC is a party to the Support Agreement.

Item 7.     Materials to Be Filed as Exhibits.

Exhibit 99.1     Support Agreement, dated as of December 22, 2021.

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2021

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member